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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934


                            CARREKER CORPORATION
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                              (Name of Issuer)


                   Common Stock, par value $.01 per share
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                       (Title of Class of Securities)

                                144433 10 9
                     ----------------------------------
                              (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [   ]  Rule 13d-1 (b)
        [   ]  Rule 13d-1 (c)
        [ X ]  Rule 13d-1 (d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  144433 10 9
          ------------
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(1)  Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     J.D. Carreker, Jr.
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(2)  Check the appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]
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(3)  SEC Use Only

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(4)  Citizenship or Place of Organization
     United States
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Number of                      (5)   Sole Voting Power           2,357,470
Shares                        --------------------------------------------------
Beneficially                   (6)   Shared Voting Power         315,079
Owned by                      --------------------------------------------------
Each                           (7)   Sole Dispositive Power      2,357,470
Reporting                     --------------------------------------------------
Person With                    (8)   Shared Dispositive Power    315,079
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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,672,549
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions) [ ]
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(11) Percent of Class Represented by Amount in Row (9)
     12.20%
--------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     IN
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ITEM 1.

     (a) NAME OF ISSUER:                  CARREKER CORPORATION

     (b) ADDRESS OF ISSUER'S PRINCIPAL    4055 VALLEY VIEW LANE, SUITE 1000
         EXECUTIVE OFFICES:               DALLAS, TX  75244

ITEM 2.

     (a) NAME OF PERSON FILING:           J.D. CARREKER, JR.

     (b) ADDRESS OF PRINCIPAL BUSINESS    4055 VALLEY VIEW LANE, SUITE 1000
         OFFICE OR, IF NONE, RESIDENCE    DALLAS, TX  75244


     (c) CITIZENSHIP:                     United States

     (d) TITLE OF CLASS OF SECURITIES:    Common Stock, par value $.01 per share

     (e) CUSIP NO:                        144433 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Sections 240.1313d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a) [ ] Broker or dealer registered under section 15 of the Act
            (15 U.S.C. 78o).
     (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act
             (15 U.S.C. 78c).
     (d) [ ] Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
     (e) [ ] An investment advisor registered in accordance with
             Section 240.13d-1(b)(1)(ii)(E).
     (f) [ ] An employee benefit plan or endowment fund in accordance with
             Section 240.13d-1(b)(1)(ii)(F).
     (g) [ ] A parent holding company or control person in accordance with
             Section 240.13d-1(b)(1)(ii)(G).
     (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
     (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount Beneficially Owned:                                    2,672,549
     (b) Percent of Class:                                             12.20%
     (c) Number of shares as to which such person has:
        (i)   sole power to vote or to direct the vote:                2,357,470
        (ii)  shared power to vote or to direct the vote:              315,079
        (iii) sole power to dispose or to direct the disposition of:   2,357,470
        (iv)  shared power to dispose or to direct the disposition of: 315,079

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

ITEM 10. CERTIFICATION:

Not Applicable.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                        2/11/02
                                        ------------------------------------
                                        Date

                                        /s/ J.D. Carreker, Jr.
                                        ------------------------------------
                                        Signature


                                        J.D. Carreker, Jr./Chairman, CEO
                                        ------------------------------------
                                        Printed Name/Title



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